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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 23)

CDI Corp.

(Name of Issuer)

Common Stock, Par Value $.10 Per Share

(Title of Class of Securities)

125071 10 0

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No.

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Lawrence C. Karlson and Barton J. Winokur, as Trustees of certain Trusts for the benefit of Walter R. Garrison's children, and Donald W. Garrison, Lawrence C. Karlson, Barton J. Winokur and Paul H. Woodruff, as Trustees of certain other trusts for the benefit of Walter R. Garrison's children

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America, as to all Trustees

	5.	Sole Voting Power
		5,336,577

Number of	6.	Shared Voting Power
Shares		Not applicable
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		5,336,577
Person
With:	8.	Shared Dispositive Power
		Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,336,577

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount In Row (9) 27.3%

12.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G FILED BY

Trustees of Various Trusts
for the Benefit of Walter Garrison’s Children

PURSUANT TO THE
SECURITIES EXCHANGE ACT OF 1934

Item 1(a). Name of Issuer:

     CDI CORP.

Item 1(b). Address of Issuer’s Principal Executive Offices:

     1717 Arch Street, 35th Floor, Philadelphia, PA 19103-2768

Item 2(a). Name of Person Filing:

Lawrence C. Karlson and Barton J. Winokur, as Trustees of certain Trusts for the benefit of Walter R. Garrison’s children, and Donald W. Garrison, Lawrence C. Karlson, Barton J. Winokur and Paul H. Woodruff, as Trustees of certain other trusts for the benefit of Walter R. Garrison’s children

Item 2(b). Address of Principal Business Office or, if none, Residence:

c/o Paul W. Putney, Esquire, Dechert, 4000 Bell
Atlantic Tower, 1717 Arch Street, Philadelphia, PA 19103-2793.

Item 2(c). Citizenship:

     United States of America, as to all Trustees

Item 2(d). Title of Class of Securities:

     Common Stock, $0.10 par value

Item 2(e). CUSIP Number:

     125071 10 0

Item 3.:

     Not Applicable

Item 4. Ownership:

     As of December 31, 2003:

(a)	Amount Beneficially Owned: 5,336,577 shares

(b)	Percent of Class: 27.3%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote: 5,336,577 shares

(ii)	shared power to vote or direct to vote: 0

(iii)	sole power to dispose or direct the disposition of: same shares as 4(c)(i) above

(iv)	shared power to dispose of: same shares as 4(c)(ii) above.

Item 5. Ownership of Five Percent or Less of a Class:

     Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

     Not applicable

Item 8. Identification and Classification of Members of the Group:

     Not applicable

Item 9. Notice of Dissolution of Group:

     Not applicable

Item 10. Certifications:

     Not applicable

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     February 6, 2004

Date

DONALD W. GARRISON

Donald W. Garrison, as a Trustee

LAWRENCE C. KARLSON

Lawrence C. Karlson, as a Trustee

BARTON J. WINOKUR

Barton J. Winokur, as a Trustee

PAUL H. WOODRUFF

Paul H. Woodruff, as a Trustee